FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

 CHECK IF AN APPLICATION
TO DETERMINE ELIGIBILITY OF
A TRUSTEE PURSUANT TO SECTION 305(b)(2)

___________________

THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of Incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip Code)

___________________

Crusade Management Limited
(Exact name of obligor as specified in its charter)

Australia	ABN 90 072 715 916
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

4-16 Montgomery Street Kogarah, NSW 2217 Australia	N/A
(Address of principal executive offices)	(Zip code)

___________________

Class A-1 Mortgage Backed Floating Rate Notes

(Title of the indenture Securities)

Crusade Global Trust No.2 of 2006

EXHIBIT 7

 1.     General information. Furnish the following information as to the Trustee:

    (a)      Name and address of each examining or supervising authority to which it is subject.

Name	Address

Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203

Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045

Federal Deposit Insurance Corporation	Washington D.C. 20429

New York Clearing House Association	New York, New York 10005

b)	Whether it is authorized to exercise corporate trust powers.
Yes

2.	Affiliations with Obligor
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.

16.	List of Exhibits
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

1.

A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637).

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019).
6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051).
7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 6th day of September, 2006.

THE BANK OF NEW YORK

By:	/s/ Yvonne Yap
Name:	Yvonne Yap
Title:	Assistant Vice President

 Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286

And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business June 30, 2006, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts In Thousands
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin.......................................................................................	3,372,000
Interest-bearing balances..............................................	11,005,000
Securities:
Held-to-maturity securities ...........................................	2,269,000
Available-for-sale securities ..........................................	23,124,000
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices ............................	490,000
Securities purchased under agreements to resell ................................................................................................	252,000
Loans and lease financing receivables:
Loans and leases held for sale ..........................................................	0
Loans and leases, net of unearned income .........................................................................................	36,722,000
LESS: Allowance for loan and lease losses ................................................................................	414,000
Loans and leases, net of unearned income and allowance ..................................................	36,308,000
Trading assets .................................................................	5,770,000
Premises and fixed assets (including capitalized leases) ..........	848,000
Other real estate owned.....................................................................	0
Investments in unconsolidated subsidiaries and associated companies .......................................................................................	302,000
Not applicable

Intangible assets:
Goodwill ..............................................................	2,177,000
Other intangible assets ...........................................	750,000
Other assets ............................................................	7,196,000
Total assets .............................................................	93,863,000
LIABILITIES
Deposits:
In domestic offices .................................................	40,014,000
Noninterest-bearing ...............................................	21,153,000
Interest-bearing .....................................................	18,861,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs .........................................................	31,312,000
Noninterest-bearing ................................................	286,000
Interest-bearing .....................................................	31,026,000
Federal funds purchased and securities sold under agreements to repurchase
Federal funds purchased in domestic offices .........................................................................................	839,000
Securities sold under agreements to Repurchase ...............................................................	396,000
Trading liabilities .......................................................	3,045,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)......................................	1,670,000
Not applicable
Not applicable
Subordinated notes and debentures ..................................	1,955,000
Other liabilities ...........................................................	6,011,000
Total liabilities ...........................................................	85,242,000
Minority interest in consolidated subsidiaries ................................................................................	150,000
EQUITY CAPITAL
Perpetual preferred stock and related surplus ........................................................................................	0
Common stock ...............................................................................	1,135,000

Surplus (exclude all surplus related to preferred stock) ....................................................................	2,112,000
Retained earnings .......................................................	5,444,000
Accumulated other comprehensive income ..............................	-220,000
Other equity capital components ................................................	0
Total equity capital .....................................................	8,471,000
Total liabilities, minority interest, and equity capital ...................................................................	93,863,000

I, Thomas J. Mastro, Executive Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,

Executive Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi Gerald L. Hassell	--| | | --|	Directors

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